Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(a)

Six Months Ended June 30, 2017
(millions of dollars)
Earnings, as defined:
Net income	$95
Income tax expense	19
Fixed charges included in the determination of net income, as below	107
Amortization of capitalized interest	3
Distributed income of equity method investee	9
Less: Equity in earnings of equity method investee and non-economic ownership interests	11
Total earnings, as defined	$222

Fixed charges, as defined:
Interest expense	$104
Rental interest factor	3
Fixed charges included in the determination of net income	107
Capitalized interest	—
Total fixed charges, as defined	$107

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred unit distributions(a)	2.07
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(a)
NextEra Energy Partners, LP has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred unit distributions.